GenoBank.io

A privacy-preserving DNA test kit and platform that provides control over DNA



WELCOME TO THE FUTURE
Ethical & Secure DNA Analysis & Research
GenoBank.io
The First Anonymous DNA Test Kit
What's In The Kit?
GenoBank.io

GENOBANK.IO SAN MATEO CA

Why you may want to support us...

1. Patent-Pending: We have 3 pending patents covering our decentralized DNA data management platform
2. Legal Precedence: International data protection laws now require compliance in how data is collected and consented
3. Market Growth: The genetic testing market generated $14B in 2019 and estimated to reach $28B by 2026
4. Consumer Adoption: Today only 5M people have sequenced their DNA. This will increase to 100M, 2030.
5. Authors of world's first "Biosample-permission Token" based on the ERC721 Ethereum Standard (BioNFT).

WE'VE RAISED $715,328 SINCE OUR FOUNDING

Our team



Daniel Uribe



CEO and Co-Founder

Daniel Uribe is a serial entrepreneur & engineer. He has +16 years experience in Cybersecurity, Cloud Computing and +5 years experience in Blockchain. He founded GenoBank.io in 2017 after his son was diagnosed with a genetic mutation.





Candice Bellau

CFO

As CFO, Candy Bellau, MBA is responsible for providing GenoBank.io with her

expertise in accounting and best practices in bookkeeping. Her career spans over 15 years of varied experience in handling audits and acting as liaison with parties.





Sharon Holm

Chief Operations Manager

Sharon has 25+ years in global marketing and communications experience with a proven track record of driving business results through innovative campaigns. Her work includes crafting, directing and executing strategies and developing branding.



SEE MORE

What is Genobank.io?

GenoBank.io is a privacy-preserving DNA test kit and platform that guarantees consumers control over their DNA. Although DNA analysis can positively impact the health and well-being of people around the world, we believe the current method puts consumers' security at risk. Many DNA test kit manufacturers sell your DNA data to drugmakers, hospitals, and other third parties. Our patent-pending technology leverages blockchain and differential privacy to anonymize DNA data while making it available for analysis. We envision a future where DNA analysis and research can be conducted ethically and securely.



WELCOME TO THE FUTURE
Ethical & Secure DNA Analysis & Research
GenoBank.io
The First Anonymous DNA Test Kit
What's in The Kit?
GenoBank.io

Today, we have over 1000 beta users of our DNA test kits and signed agreements with 3 major research entities: Somos Inc. (USA), Rio Labs (Mexico), and Portunus.io (Brazil).

GenoBank.io makes money in two ways:

Genobank.io DNA Collection Kit: We sell privacy-preserving DNA test kits directly to consumers. We also sell a conversion kit that allows consumers to convert an unused DNA kit from other vendors to be used with our platform.

GenoBank.io Network: Starting Q1 2021, we will license our technology to research entities

enabling them to comply with data protection and privacy laws. This will include a white-label service where we sell a co-branded DNA kit that is powered by GenoBank.io.


1000
Privacy-Preserving DNA Test Kit Users
SIGNED AGREEMENT
SOMOS
USA
SIGNED AGREEMENT
GRUPO RIO
Laboratorio Clínico
Centro Integral de Diagnóstico Médico
MEXICO
SIGNED AGREEMENT
PORTUNUS
BRAZIL
REVENUE
DNA KIT
Sales To Customers
REVENUE
LICENSE
Our Technology To Research Entities

THE PROBLEM:
Our DNA is being abused

Existing at-home DNA test kits appeal to consumers with the promise to provide information about their ancestry, early disease detection, and much more. Through their confusing terms and conditions and weak privacy policies, many of these companies mislead their users to forfeit ownership of their DNA. This grants DNA testing companies a perpetual license over DNA data that is royalty-free and valid worldwide.



65% of individuals interested in taking an at-home DNA test reported privacy as one of the main concerns. As a result of this, drugmakers, hospitals, and other third parties spend millions to obtain DNA records from testing companies. Whether consumers like it or not, their DNA is then used by for-profit companies in research and development for new drugs and treatments.


65%
Of Individuals Interested In



Taking An At-Home DNA Test Reported Privacy As On Of Their Main Concerns.

In recent years, data protection and privacy laws have been passed regulating how research entities like biobanks, universities, and researchers must deal with DNA data. These laws are a win for consumers worldwide and will require entities to comply or face disciplinary action against potential data privacy claims.

GDPR	CCPA
Where Does It Apply?	
All citizens of E.U.	All residents of CA
What Rights Do Users Have?	
Right to request access, correct or delete any personal data collected	Right to request access, opt-out or delete any personal data collected
Who Does It Apply To?	
For-profit & non-profit entities that collect personal data	For-profit entities that collect personal data
What Are The Penalties?	
Penalties for non-compliance can be up to 4% of company annual revenue	Penalties for non-compliance are $2.500 per violation $7,500 per intentional violation after notice

As a result of this, research entities will spend thousands of hours and millions of dollars on data protection compliance annually. This is expected to cause bureaucratic delays to the field of Genomics and slow down groundbreaking medical research on track to positively impact the overall health and well being of people around the world. Researchers deserve the ability to advance genomic research without concerns of infringing on data protection and privacy laws.

THE SOLUTION:
A privacy-preserving platform that guarantees complete control over DNA

GenoBank.io is one of the first privacy-preserving DNA platforms that guarantees complete ownership and control over DNA.



GenoBank.io™ DNA Collection Kit

The first privacy-preserving DNA kit

Your identity remains completely anonymous from the moment our test kit is purchased, used, and sent to the laboratory for processing. Only you have access to your DNA using GenoBank.io's DNA wallet. Consumers can have their DNA analyzed and stored with confidence using our patent-pending technology. This allows consumers to enforce privacy laws by being able to check third party DNA databases for unauthorized copies of their DNA data.



GenoBank.io™ Network
An end-toend iindemnification solution for research entities
Patients
Biosample
Permission Token
Research
Entities

In Q1 2021, we are launching an end-to-end solution that will offer indemnity to clinicians, bio-banks, universities, and researchers against any potential data privacy claims. Our technology will be used to facilitate permission over DNA datasets and biospecimens while still ensuring the anonymity and self-sovereignty of donors.

Donors can also control who they share data with by selecting from a series of verified scientific and medical facilities and can be rewarded with tokens by participating in clinical trials or health studies.



Sharing DNA Data In P2P Mode
Alice
GenoBank.io™
Genobank.Io's
Network
A
E
DNA Data
Wallet
B
D
C
Alice's Bio
Data Sets
Doctor
Distributed Storage
A Alice creates a policy and gives access to the doctor
B Alice hands out the policy public key to data sources
C Data sources stores the data encrypted with Alice's policy key
D The doctor fetches encrypted data
E The doctor requests re-encryption

THE MARKET:
+$22 Billion market opportunity

Although only 5m people have sequenced their DNA, this number is estimated to increase to 100m by 2030.

The global genetic testing market size was $14B in 2019 and is estimated to surpass $30B by 2026.

The healthcare cybersecurity market size was valued at $8B in 2018 and is estimated to surpass $27B by 2025



100M
People Who Sequenced DNA, 2030
$30B
Global Genetic Testing Market, 2026
$27B
Healthcare Cybersecurity Market, 2025
People Who Sequenced Their DNA
5M
2020
2030
Global Genetic Testing Market
$14B
2019
2026
Healthcare Cybersecurity Market
$8B
2018
2025

OUR TRACTION:
+$750K raised from 1,715 investors + 8 Angel Investors

We currently have over 1k users of our privacy-preserving DNA test kit and have agreements with 3 health service partners (Somos Inc, Rio Labs, Portonus.io). We have also raised $750K 1,715 investors via a Reg CF offering and angel investors.



1000
Beta Testers For Lifesaving Research
Covid-19 Vaccine Clinical Trials
Cancer
Gene
HIV
Signed Agreements With
SOMOS
GRUPO RIO
Laboratorio Clínico
Centro Integral de Diagnóstico Médico
PORTUNUS
USA
MEXICO
BRAZIL

In 2020, we were awarded a $50K grant from EOS VC, the venture capital arm of the

blockchain leader block. Our approach of leveraging blockchain to establish control over DNA datasets was validated when our peer-reviewed research was published by the British BlockChain Association, one of Europe's top scientific journals. Furthermore, we are collaborating with Tangem to offer non-blockchain users a physical cryptographic key to manage their digital biodata (instead of our DNA wallet).

Genobank.io has also joined the Open COVID-19 Initiative to collaborate in developing a privacy-preserving solution for consumers to test the presence of COVID-19 using a swab and a low-cost PCR test.


eos vc
$50,000
Grant Awarded For Blockchain
Declaration Of Permission To Use Biosample
Donor
GenoBank.io Blockchain
Laboratory
Auditors

WHAT WE DO:
A virtually unhackable and encrypted way to protect DNA data

Our patent-pending platform based on blockchain technology allows us to anonymize DNA biosamples and datasets to then be stored in an encrypted and personal DNA Wallet ensuring the DNA donor remains the sole custodian and owner of their DNA data. This is in contrast to what we have seen in existing DNA testing companies who claim ownership over consumer's genomic data.


PRIVACY-PRESERVING SALIVA
DNA & RNA COLLECTION TUBE


HOW IT WORKS
Anonymous DNA Kit
STEP 1: PURCHASE DNA TEST KIT
Purchase DNA test kit
at GenoBank.io



STEP 2: ACTIVATE USING APP

Activate your test kit by scanning QR code on "ID Card"

▲ The "ID Card" is included in the kit

STEP 3: FILL SALIVA TUBE

Follow the instruction & complete the saliva sample collection.

STEP 4: RETURN PACKAGE

Return the package with your saliva sample by dropping it off at any US Postal Service mailbox

▲ Do not return "ID Card"

STEP 4: RETURN PACKAGE

Get the results with your 12 work key and biosample ID on "ID Card"

How it Works: GenoBank.io Network

1. Verified researchers post requests for DNA data or Biospecimen
2. Consenting donors are anonymously introduced to researchers
3. Biosamples are accessed using permission tokens: non-fungible tokens ERC-721 based
4. Donor can revoke access tp biosamples at any time
5. Researchers use public blockchain records to prove compliance with data protection and privacy laws.

With Genobank.io, individual users and families will have the option to create a unique DNA fingerprint, receive results for early disease identification, participate in clinical trials, get advice from a Genetic Counselor, donate your data to accelerate scientific discoveries, and in the near future track a serialized set of your RNA data to see how it changes over time (epigenetics).



A NON-FUNGIBLE TOKEN (ERC721) IS CREATED TO REPRESENT YOUR BIOSAMPLE IN A PUBLIC BLOCKCHAIN

GenoBank.io is one of the only solutions to use non-fungible tokens (NFT's) to represent individual user genomes. A non-fungible token is a special type of cryptographic token which represents something unique. Unlike traditional cryptocurrency tokens, NFTs carry their own unique attributes which make them not mutually interchangeable. GenoBank.io ensures user anonymity by using a unique QR code as a private representation of your bio-sample.

Working with research entities, our technology will be used to facilitate permission over DNA datasets and biospecimens while still ensuring the anonymity and self-sovereignty of donors. Our end to end solution will offer indemnity to clinicians, biobanks, universities, and DNA researchers against any potential data privacy claims. This will allow research entities to progress in the field of genomics while ethically abiding by global data protection and privacy laws.


GenoBank.io™ Network
An end-toend iindemnification solution for research entities
Clinicians
Personalized Medicine
Consent
Patients
Biospecimen
Personalized Research
Biosample Permission Token
Genetic Counselors
Researchers

THE BUSINESS MODEL:
Direct to Consumer & Enterprise

GenoBank.io makes money in two ways...

Direct-to-consumer model:

- We sell privacy-preserving DNA kits directly to consumers
- We allow consumers to convert their existing DNA test kits to be used with Genobank.io platform

Enterprise model:

- Q1 2021: We will license our technology to research entities enabling them to comply with data protection and privacy laws. Signed agreements with:Somos, Rio Labs, Portunus.io)
- Q1 2021: We will provide a white-label service enabling companies to launch their own branded privacy-preserving DNA test kits (powered by GenoBank.io).


D2C MODEL
DNA KIT
Sales To Customers
ENTERPRISE MODEL
LICENSE
Our Technology To Research Entities

HOW WE ARE DIFFERENT:
Designed to protect DNA data and consumers' identities

GenoBank.io is the only option available that has 3 pending patents over our unique, decentralized DNA data management platforms designed to protect DNA data and consumers' identities. We use blockchain at its full potential by registering your DNA data as a unique digital asset also known as a non-fungible-token (NFT).



Unlike existing options we've seen, our patent-pending solution allows:

- Allows consumers of existing at-home DNA kits to submit their saliva samples with analysis fulfilled by the GenoBank.io platform

- Consumers to have peace of mind in knowing they have ownership and control over their DNA

- Research entities to be able to legally and systematically analyze DNA

GenoBank.io™
The Only DNA Test That Offers:

○ **Privacy By Design**
Architecture Aligned With CDPR & CCPA

○ **Patent Pending Blockchain**
Based Traceability For The BioSample Kit

○ **Distributed Private Storage Container**
Per User

○ **Data Protection**
Through Proxy Re-Encryption (Military Grade)

○ **Data Owners Can Sell Data Directly**
To Data Buyers

○ **SEC Approved Security Tokens**
For Data Owners When Sharing WGS/WES

○ **Specific Phenotypes/Variants**
Is What Data Aggregation Is Based On

○ **AI & Machine Learning Compatible**
When Data Is Aggragated

○ **IoT Devices**
Can Be Integrated

○ **Privacy Preserving P2P**
Encrypted Messaging System For Communication

○ **Non-Fungible-Token**
As Proof Of Ownership For Data Owners

OUR LEADERSHIP:
Daniel Uribe, Co-Founder, and CEO

- Daniel Uribe is a serial entrepreneur and engineer. He has +16 years experience in Cybersecurity, Cloud Computing and +5 years experience in Blockchain & Smart Contracts

- Daniel received a BS in Engineering from Ibero-American University, MBA from IPADE Business School, Executive Programs at Stanford GSB, Singularity University; Data Science at Galvanize & RNAseq at EcSeq Bioinformatics GmbH (Berlin)

- Daniel previously founded United IT Consultants, a successful IT services company serving clients across Latin America. He founded GenoBank.io in 2017, inspired after his son was diagnosed with a genetic mutation.



Sharon Holmes, Head of Operations

Sharon has 25+ years in global marketing and communications experience with a proven track record of driving business results through innovative campaigns. Her work includes crafting, directing and executing strategies, developing branding, programming and event management, media/public relations, and advertising. A cross-cultural expert, Sharon has devoted her career to developing strategic partnerships and engaging communities across diverse global markets, such as Hong Kong, China, Malaga, Spain, and Copenhagen, Denmark

WHY INVEST
Join the 1,715+ investors and help us become the standard for ethical DNA testing around the world

Our DNA is some of the most personal and sensitive data that has ever existed. Every individual has their own set of unique DNA that distinguishes their biological, physical and physiological characteristics. This has led to the commoditization of DNA, allowing our DNA data to be bought and sold just like traditional data. DNA analysis is a revolutionary breakthrough that can positively impact us as a species, but people are less likely to participate without peace of mind when it comes to their privacy.





As the field of genomics begins to evolve, more people will be introduced to DNA analysis. We envision a future where DNA analysis and research can be conducted ethically and securely.

GenoBank.io wants to become:

The standard for ethical DNA testing among consumers around the world
The standard solution in providing research entities with indemnity against potential data privacy claims facilitating permission over DNA datasets and biospecimens

If you believe being in control of your DNA is important, join us as an investor on Wefunder. Thank you for your support!

The New Standard
For DNA Testing & Research Entities



